Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

AMR Chapter 11 Reorganization /

AMR & US Airways Merger Information for AMR

Investors (Updated 8/15/2013)

Important note: The brief answers below are provided for informational purposes only and are not intended to be a substitute for a careful review of all relevant documents, which include the Merger Agreement that was filed by AMR Corporation (“AMR”) with the Securities and Exchange Commission (the “SEC”) as exhibits on Form 8-K/A on February 14, 2013, the Form S-4 registration statement, as amended, initially filed by AMR with the SEC on April 15, 2013, and the Debtors’ Second Amended Joint Chapter 11 Plan (as may be amended or supplemented, the “Plan of Reorganization”) and the related Disclosure Statement to the Plan of Reorganization (“Disclosure Statement”) filed with the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on June 5, 2013. Documents referenced in this Q&A that we have filed with the SEC are available free of charge at www.sec.gov and www.aa.com. Our filings with the Bankruptcy Court are available free of charge at www.amrcaseinfo.com.

The brief summaries below are qualified in their entirety by reference to the documents that AMR has filed and will file with the SEC and/or the Bankruptcy Court. You are strongly encouraged to consult legal counsel to assist in determining the impact of these filings on your personal circumstances. Capitalized terms not defined in the FAQs have the meanings given to them in the Plan. AMR may revise and update these FAQs at any time without notice. You should revisit this website periodically to make sure you are aware of the most recent information.

1. What is the effect of the lawsuit filed by the Antitrust Division of the Department of Justice on the Merger and the Merger Agreement?

As you know, the Antitrust Division of the Department of Justice (the “DOJ”) filed an antitrust lawsuit challenging the proposed Merger. The filing of the lawsuit does not have any immediate effect on the proposed Merger, as both AMR and US Airways Group, Inc. remain bound by the terms of the Merger Agreement. The Merger Agreement provides that consummation of the proposed Merger is subject to a number of approvals, including those of US Airways shareholders, AMR financial stakeholders, the Court, and the United States and European Union regulatory authorities. The US Airways shareholders and the AMR financial stakeholders have voted overwhelmingly in support of the Merger and the EU approved the Merger.

Since the DOJ has formed a view of the Merger that is contrary to our belief that the Merger will enhance competition in the airline industry, the matter will now be settled by the courts. AMR and US Airways intend to mount a vigorous defense, as we believe that the proposed Merger is pro-competitive, will benefit passengers and is the best path forward for both airlines and the customers and communities that we serve. We do not yet know how long the court process will run. In the meantime, AMR and US Airways will continue to operate as independent companies and competitors.

2. Are holders of AMR common stock (Symbol: AAMRQ) “creditors” for purposes of the Merger Agreement and the Plan of Reorganization?

Holders of AMR common stock are not considered “creditors” for purposes of the Merger Agreement or the Plan of Reorganization. Rather, holders of AMR common stock are considered holders of AMR Equity Interests.

3. Are holders of AMR common stock (Symbol: AAMRQ) considered “stakeholders” of the company?

When we refer to “stakeholders,” we mean those persons or entities that have an economic interest in the company based on its value, taking into account that, under the Bankruptcy Code, creditors holding allowed claims are entitled to payment in full before holders of Allowed AMR Equity Interests may participate in any recovery. Thus, whether holders of Allowed AMR Equity Interests are considered stakeholders ultimately will depend on whether they will be entitled to receive any recovery under the Plan of Reorganization.

A hearing to consider confirmation of the Plan of Reorganization was held on August 15, 2013, and the Bankruptcy Court has taken the matter under advisement. We cannot predict whether the Plan of Reorganization will be confirmed by the Bankruptcy Court and consummated or when or whether the Merger will close. If the Plan of Reorganization is confirmed by the Bankruptcy Court and the Merger is consummated, holders of Allowed AMR Equity Interests (including common stock, warrants, restricted stock units and options) will receive shares in the merged company, which is defined in the Plan and the Disclosure Statement as “New AAG,” representing at least 3.5% of the total number of shares of New AAG’s New Common Stock, subject to customary dilution, and may potentially receive additional shares of New Common Stock.

4. I currently own shares of AMR (Symbol: AAMRQ). How will my shares be affected by the closing of the Merger and the company’s emergence from Chapter 11?

If the Plan of Reorganization is confirmed by the Bankruptcy Court and the Merger is consummated, the existing common stock of AMR (AAMRQ) will be cancelled. Holders of Allowed AMR Equity Interests (including common stock, warrants, restricted stock units and options) will receive shares in the merged company, which is defined in the Plan and the Disclosure Statement as “New AAG,” representing at least 3.5% of the total number of shares of New AAG’s New Common Stock, subject to customary dilution, and may potentially receive additional shares of New Common Stock.

A hearing to consider confirmation of the Plan of Reorganization was held on August 15, 2013, and the Bankruptcy Court has taken the matter under advisement. We cannot predict whether the Plan of Reorganization will be confirmed by the Bankruptcy Court and consummated or when or whether the Merger will close. Further, we cannot provide assurance that the distributions of New Common stock described above will actually occur. We encourage you to review the Merger Agreement that was filed with the SEC as an exhibit to Form 8-K/A on February 14, 2013, the Form S-4 registration statement, as amended, initially filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement filed with the Bankruptcy Court on June 5, 2013.

5. I currently own shares of AMR (Symbol: AAMRQ). When will I receive a distribution, if any?

If the Plan of Reorganization is confirmed by the Bankruptcy Court and the Merger is consummated, holders of Allowed AMR Equity Interests (including common stock, warrants, restricted stock units and options) will receive shares in the merged company, which is defined in the Plan and the Disclosure Statement as “New AAG,” representing at least 3.5% of the total number of shares of New AAG’s New Common Stock on the Effective Date of the Plan of Reorganization, subject to customary dilution.

Holders of Allowed AMR Equity Interests may receive additional shares of the New Common Stock if, pursuant to the Plan of Reorganization, holders of Allowed General Unsecured Claims receive New Common Stock with a value that would satisfy all such Allowed Claims in full. Any additional distributions of New Common Stock to holders of Allowed AMR Equity Interests would occur on, or as soon as reasonably practicable after, each of the 30th, 60th, 90th, and 120th days following the Effective Date of the Plan of Reorganization.

A hearing to consider confirmation of the Plan of Reorganization was held on August 15, 2013, and the Bankruptcy Court has taken the matter under advisement. We cannot predict whether the Plan of Reorganization will be confirmed by the Bankruptcy Court and consummated or when or whether the Merger will close. Further, we cannot provide assurance that the distributions of New Common stock described above will actually occur. We encourage you to review the Merger Agreement that was filed with the SEC as an exhibit to Form 8-K/A on February 14, 2013, the Form S-4 registration statement, as amended, initially filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement filed with the Bankruptcy Court on June 5, 2013.

6. I currently own shares of AMR (Symbol: AAMRQ). Do I need to do anything in order to receive a distribution?

Shares of New Common Stock in the merged company, which is defined in the Plan and the Disclosure Statement as “New AAG,” will be issued as part of a direct registration through the Company’s transfer agent, American Stock Transfer & Trust (“AST”). Ownership of shares of New AAG New Common Stock will be evidenced by a book-entry on AST’s ledger. For holders of Allowed AMR Equity Interests who held such securities though a brokerage account, the distribution(s) of shares of New AAG New Common Stock will be made to the same brokerage account. For holders of Allowed AMR Equity Interests who did not hold such securities through a broker, AST will provide a periodic statement of ownership.

Any party entitled to receive a distribution(s) pursuant to the Plan of Reorganization must deliver a Form W-9 or Form W-8 (for non-U.S. Citizens) to the disbursing agent, GCG, Inc., or such other party as may be designated by AMR. Copies of Forms W-9 and W-8 are posted on the website: www.amrcaseinfo.com. Copies of Forms W-9 and W-8 can also be found at www.irs.gov or by sending an email request to: amrcaseinfo@gcginc.com. Mail completed Forms W-9 and W-8 to the following address:

AMR Corporation, et al.

c/o GCG

P.O. Box 9852

Dublin, Ohio 43017-5752

Toll-Free: (888) 285-9438

International Toll: (440) 389-7498

Email: amrcaseinfo@gcginc.com

If you are a beneficial owner of AMR Equity Interests and your broker already holds a valid Form W-9 or W-8 on your behalf, you do not need to submit this form to GCG for those securities.

7. I own unsecured bonds issued by AMR and/or American Airlines, Inc. How will my bonds be affected by the closing of the Merger and the company’s emergence from Chapter 11?

If the Plan of Reorganization is confirmed by the Bankruptcy Court and the Merger is consummated, the bonds set forth on Schedules 1, 2 and 3 of the Plan of Reorganization will be cancelled. Holders of the Allowed Claims relating to bonds set forth on Schedules 1 and 2 of the Plan of Reorganization (Allowed Double-Dip General Unsecured Claims) will be entitled to receive a distribution in the form of “New Mandatorily Convertible Preferred Stock” in an amount approximately equal to such holders’ Allowed Claims plus interest (including postpetition interest at the non-default rate and interest on overdue interest). Holders of Allowed Claims relating to bonds set forth on Schedule 3 of the Plan of Reorganization (Allowed Single-Dip General Unsecured Claims) will be entitled to receive (i) a distribution in the form of New Mandatorily Convertible Preferred Stock and (ii) a potential additional distribution in the form of New Common Stock of the merged company.

A hearing to consider confirmation of the Plan of Reorganization was held on August 15, 2013, and the Bankruptcy Court has taken the matter under advisement. We cannot predict whether the Plan of Reorganization will be confirmed by the Bankruptcy Court and consummated or when or whether the Merger will close. Further, we cannot provide assurance that the distributions of New Mandatorily Convertible Preferred Stock and New Common stock described above will actually occur. We encourage you to review the Merger Agreement that was filed with the SEC as an exhibit to Form 8-K/A on February 14, 2013, the Form S-4 registration statement filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement filed with the Bankruptcy Court on June 5, 2013.

8. I own unsecured bonds issued by AMR and/or American Airlines, Inc. When will I receive a distribution, if any?

Distributions of New Mandatorily Convertible Preferred Stock to holders of Allowed Claims relating to bonds listed on Schedules 1, 2 and 3 of the Plan of Reorganization will occur on the Effective Date of the Plan of Reorganization or as soon as reasonably practicable thereafter. The distribution of New Common Stock to the holders of Allowed Claims relating to bonds listed on Schedule 3 of the Plan of Reorganization will occur on the 120th day following the Effective Date of the Plan of Reorganization or as soon as reasonably practicable thereafter.

A hearing to consider confirmation of the Plan of Reorganization was held on August 15, 2013, and the Bankruptcy Court has taken the matter under advisement. We cannot predict whether the Plan of Reorganization will be confirmed by the Bankruptcy Court and consummated or when or whether the Merger will close. Further, we cannot provide assurance that the distributions of New Mandatorily Convertible Preferred Stock and New Common stock described above will actually occur. We encourage you to review the Merger Agreement that was filed with the SEC as an exhibit to Form 8-K/A on February 14, 2013, the Form S-4 registration statement, as amended, initially filed with the SEC on April 15, 2013, as well as the Plan of Reorganization and Disclosure Statement filed with the Bankruptcy Court on June 5, 2013.

9. I own unsecured bonds issued by AMR and/or American Airlines, Inc. Do I need to do anything to receive a distribution?

Shares of New Mandatorily Convertible Preferred Stock will be issued in the form of a global certificate to the Depository Trust Company (“DTC”). The New Mandatorily Convertible Preferred Stock will be held by beneficial holders in “street name” through their respective brokers. To receive a distribution of New Mandatorily Convertible Preferred Stock, you must provide your broker information to the Company’s transfer agent, American Stock Transfer & Trust (“AST”), who will coordinate the transfer of the New Mandatorily Convertible Preferred Stock from their account on DTC to your broker’s account on DTC. You must have a broker to receive shares of New Mandatorily Convertible Preferred Stock. If you do not currently have a broker, see FAQ #10 for information about obtaining a broker. Distributions of shares of New Common Stock of the merged company, defined in the Plan of Reorganization and the Disclosure Statement as “New AAG,” will be issued as part of a direct registration through the Company’s transfer agent, AST. Ownership of shares of New Common Stock of New AAG will be evidenced by a book-entry on AST’s ledger.

Any party entitled to receive a distribution(s) pursuant to the Plan of Reorganization must deliver a Form W-9 or Form W-8 (for non-U.S. Citizens) to the disbursing agent, GCG, Inc., or such other party as may be designated by AMR. Copies of Forms W-9 and W-8 are posted on the website: www.amrcaseinfo.com. Copies of Forms W-9 and W-8 can also be found at www.irs.gov or by sending an email request to: amrcaseinfo@gcginc.com. Mail completed Forms W-9 and W-8 to the following address:

AMR Corporation, et al.

c/o GCG

P.O. Box 9852

Dublin, Ohio 43017-5752

Toll-Free: (888) 285-9438

International Toll: (440) 389-7498

Email: amrcaseinfo@gcginc.com

If you are a beneficial owner of bonds listed on Schedule 1, 2 or 3 of the Plan of Reorganization and your broker already holds a valid Form W-9 or W-8 on your behalf, you do not need to submit this form to GCG for those debt securities.

10. How do I obtain a brokerage account if I do not have one?

For your convenience, AST Investor Services, LLC (the brokerage arm of American Stock Transfer) has indicated their willingness to assist you in opening a brokerage account. In addition, there may be numerous other brokers, banks and other financial institutions prepared to act in this capacity. Before choosing a broker, bank or other financial institution to maintain a securities account on your behalf, you should consider, among other things, any fees that the institution may charge for its services. You may also wish to consult with a financial advisor, attorney or other professional before opening a securities account.

11. When will the 10.5% Senior Secured Notes due 2012 be fully repaid?

On May 10, 2013, in connection with the company’s request for approval to obtain postpetition term and revolving financing, the Bankruptcy Court approved the repayment of the 10.5% Senior Secured Notes due 2012. The company has not yet satisfied the debt with respect to the 10.5% Senior Secured Notes.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the lawsuit filed by the Antitrust Division of the U.S. Department of Justice and certain states seeking to enjoin the planned merger of AMR and US Airways on antitrust grounds and the intention of AMR and US Airways to contest such lawsuit vigorously; the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.